

GPO
Mail Processing
Section

MAY 27 2008

Washington DC
100



UNIT]
SECURITIES AND EX~~~~~~~~~~~
Washington, D.C. 20549

08031735

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___APRIL 1, 2007___ AND ENDING___MARCH 31, 2008___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 ADVISORY FINANCIAL CONSULTANTS, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
 505 DURHAM ROAD

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

FREMONT	CALIFORNIA	94539-6699
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 RUTHE P. GOMEZ   (510) 656-1357
                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 HANSEN & COMPANY, C.P.A.'S

(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD., SUITE 430	HAYWARD	CA	94541
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

· OATH OR AFFIRMATION

I, _____RUTHE P. GOMEZ_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ADVISORY FINANCIAL CONSULTANTS, INC._____ , as
of ____MARCH 31_____, 20 08____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

ABRAHAM G. GEBRE
Commission # 1607496
Notary Public - California
Alameda County
My Comm. Expires Sep 18, 2009

_____
Signature

PRESIDENT
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. SEE NOTE 3 OF NOTES TO FINANCIAL
- ☒ (g) Computation of Net Capital.   STATEMENTS
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (∗)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. INFORMATION NOT REQUIRED
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (∗)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation. NOT ~~KKQ~~ APPLICABLE
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT REQUIRED
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(∗) NOT REQUIRED _ SEE NOTE 2 OF NOTES TO FINANCIAL STATEMENTS

ADVISORY FINANCIAL CONSULTANTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2008

HANSEN & COMPANY
Certified Public Accountants

TABLE OF CONTENTS

HANSEN & COMPANY
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Advisory Financial Consultants, Inc.
Fremont, California

We have audited the accompanying statement of financial condition of **ADVISORY FINANCIAL CONSULTANTS, INC.** as of March 31, 2008, and the related statements of changes in stockholders' equity, income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ADVISORY FINANCIAL CONSULTANTS, INC.** as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen & Company

May 15, 2008

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ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2008

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 242
Total liabilities		242
Stockholders' Equity		
Capital stock - authorized, 1000 shares; issued and outstanding, 100 shares - stated value	$ 19,100	
Retained earnings	40,662	
Total stockholders' equity		59,762
Total liabilities and stockholders' equity		$ 60,004

See accompanying notes.

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ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2008

	Balance March 31, 2007	Net Loss	Other Additions (Deductions)	Balance March 31, 2008
Capital stock	$ 19,100	$ ---	$ ---	$ 19,100
Retained earnings	188,091	(147,429)	---	40,662
Total	$ 207,191	$(147,429)	$ ---	$ 59,762

See accompanying notes.

HANSEN & COMPANY
Certified Public Accountants

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED MARCH 31, 2008

REVENUES

Commissions		$ 28,630
NASD special member payment		35,000
Other		5,128
Total revenues		68,758

EXPENSES

Advertising	$ 2,671	
Depreciation	3,236	
Maintenance and janitorial	2,482	
Office salary	3,875	
Office supplies and postage	9,216	
Pension plan expense	968	
Professional services	43,690	
Rent	24,000	
Secretatial services	4,729	
Taxes, licenses and regulatory fees	8,143	
Telephone and utilities	1,626	
Travel	1,852	
Total expenses		106,488

LOSS BEFORE INCOME TAXES AND EXTRAORDINARY LOSS	(37,730)
INCOME TAX EXPENSE (BENEFIT)	(10,422)
LOSS BEFORE EXTRAORDINARY LOSS	(27,308)
EXTRAORDINARY LOSS (NET OF TAX BENEFIT OF $82,379)	(120,121)
NET LOSS	(147,429)

RETAINED EARNINGS

Balance - beginning of year	188,091
Balance - end of year	$ 40,662

See accompanying notes.

-4-

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (147,429)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	3,236
Gain on sale of marketable securities	(5,036)
(Increase) decrease in:	
Commissions receivable	(5,131)
Sale proceeds receivable	225,000
Other assets	3,887
(Decrease) increase in:	
Accounts payable	(1,120)
Commissions payable	(22,500)
Payroll taxes payable	(338)
Deferred income tax	(_83,621)
Net cash used by operating activities	(33,052)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from disposition of marketable securities	14,378

CASH FLOWS FROM FINANCING ACTIVITIES   ---

NET DECREASE IN CASH	(18,674)
CASH AT BEGINNING OF YEAR	28,890
CASH AT END OF YEAR	$ 10,216

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during year for:	
Interest	$ ---
Income taxes	$ 800

See accompanying notes.

-5-

ADVISORY FINANCIAL CONSULTANTS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company is a securities broker dealer which, through registered representatives and the Company principal, sells investments to the general public. All of the Company's commission revenues were earned through customer investments in various mutual funds.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Marketable Securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in operating income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to forty years, the useful lives of the furniture, equipment and leasehold improvements.

Income Taxes - The company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred taxes (benefit) are provided for unrealized gain on investments and net operating loss carryovers. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Advertising - The Company expenses advertising costs as incurred.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 because customer accounts are not maintained.

HANSEN & COMPANY
Certified Public Accountants

ADVISORY FINANCIAL CONSULTANTS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2008

NOTE 3 - The Company has no liabilities subordinate to the claims of general creditors at March 31, 2008.

NOTE 4 - No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 5 - The Company has established a simplified employee pension plan. At the discretion of the Company up to twenty-five percent of all employees annual compensation may be contributed to the plan each year. Pension plan expense for the year totaled $968.

NOTE 6 - The Company rents its premises from the controlling stockholder on a month to month basis. The monthly rent is $2,000. All rent due was paid as of March 31, 2008. Total rent expense for the year was $24,000.

NOTE 7 - Marketable securities valued at market have a cost of $7,759 resulting in unrealized gains of $1,652, a decrease of $1,282 for the year ended March 31, 2008.

NOTE 8 - On December 20, 2006, the Company entered into an agreement with Locke Haven, LLC, and its related broker-dealer, TradeRight Securities, Inc., in which the company agreed to sell all its customer records for an amount of $450,000. One half of the purchase price was paid upon completion of the transfer of the customer records on January 19, 2007. The balance of the purchase price was due by December 20, 2007. The purchaser defaulted on the final payment resulting in a loss to the Company shown as an extraordinary loss on the income statement The Company has resumed active operations as a broker-dealer.

NOTE 9 - The components of the income tax expense(benefit) for the year ended March 31, 2008 are as follows:

	FEDERAL	STATE	TOTAL
Current	$ ---	$ 800	$ 800
Deferred	(5,776)	(5,446)	(11,222)
	$ (5,776)	$ (4,646)	$ (10,422)

A net deferred income tax benefit totaling $9,180 results from recognizing federal and state deferred taxes on unrealized gain on marketable securities and a deferred tax benefit on a net operating loss carryover of $40,159 expiring March 31, 2026(federal) and March 31, 2013(state).

SUPPLEMENTARY INFORMATION

ADVISORY FINANCIAL CONSULTANTS, INC.

SCHEDULE I   COMPUTATION OF NET CAPITAL

MARCH 31, 2008

TOTAL OWNERSHIP EQUITY $ 59,762

DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE
  FOR NET CAPITAL

       Net equipment and improvements $ 26,066
       Other assets   9,180   35,246

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL   24,516

DEDUCTIONS   ---

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION   24,516

HAIRCUTS ON SECURITIES

   Trading and investment securities   1,412

NET CAPITAL $ 23,104

ADVISORY FINANCIAL CONSULTANTS, INC.

SCHEDULE II   COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MARCH 31, 2008

MINIMUM NET CAPITAL REQUIRED	$ 16
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000

EXCESS NET CAPITAL

Net capital	$ 23,104	
Less net capital requirement	5,000	
Excess net capital		$ 18,104

EXCESS NET CAPITAL AT 1,000%

Net capital	$ 23,104	
Less: 10% of total aggregate indebtedness	25	
Excess net capital at 1,000%		$ 23,079

HANSEN & COMPANY
Certified Public Accountants

ADVISORY FINANCIAL CONSULTANTS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2008

TOTAL A-1 LIABILITIES $ 242

ADJUSTMENTS   ---

TOTAL AGGREGATE INDEBTEDNESS $ 242

PERCENTAGE OF AGGREGATE INDEBTEDNESS
  TO NET CAPITAL   1.0%

PERCENTAGE OF DEBT TO DEBT - EQUITY TOTAL   .4%

HANSEN & COMPANY
Certified Public Accountants

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

Board of Directors
Advisory Financial Consultants, Inc.
Fremont, California

In planning and performing our audit of the financial statements and supplemental schedules of Advisory Financial Consultants, Inc. for the year ended March 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknessess under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hansen + Company

May 15, 2008

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END